UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9/A
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

DATASCOPE CORP.
(Name of Subject Company)
DATASCOPE CORP.
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Classes of Securities)
238113104
(CUSIP Number of Classes of Securities)

Henry Scaramelli
Chief Financial Officer
Datascope Corp.
14 Philips Parkway
Montvale, NJ 07645
(201) 391-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
On Behalf of the Person(s) Filing)
Copy to:
Martin Nussbaum, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
(212) 698-3500
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on September 30, 2008 with the Securities and Exchange Commission, as amended (the “Schedule 14D-9”), by Datascope Corp., a Delaware corporation, relating to the offer by DaVinci Merger Sub, Inc., a Delaware corporation and wholly-owned indirect subsidiary of Getinge AB, a Swedish aktiebolag (“Parent”), to purchase all of the outstanding shares of Common Stock at a purchase price of $53.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes (or such other amount per share as may be paid pursuant to the Offer), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 30, 2008, (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).
     Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     The fifth paragraph of the section titled “Change in Control Agreements” in Item 3 is hereby amended and restated in its entirety as follows:
     “In addition to the benefits described in the preceding paragraphs, upon Mr. Saper’s termination of employment, Mr. Saper will receive, on a monthly basis for the remainder of his life, the greater of (1) the “retirement benefit” (as defined in his employment agreement) payable under the supplemental executive retirement program (excluding all benefits payable under Datascope’s qualified pension plan) and (2) the “minimum retirement benefit” (as defined in his employment agreement). If Mr. Saper’s employment is terminated on January 31, 2009, the actuarial present value of this benefit will be approximately $17,318,387. In addition, in the event of Mr. Saper’s death, a trust created for the benefit of Mr. Saper’s spouse and children will receive $10,000,000 pursuant to a split dollar agreement between Mr. Saper, Datascope and the trust. In addition, Datascope will, for a period of five years after a termination of Mr. Saper’s employment in breach of his employment agreement, reimburse Mr. Saper for a portion of the premiums under such split dollar agreement, as well as taxes incurred by Mr. Saper in connection with such split dollar agreement. If Mr. Saper’s employment is terminated on January 31, 2009, the actuarial present value of these benefits will be approximately $3,575,377.”
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the section titled “Litigation”:
     “The aforementioned actions were consolidated in an action captioned In Re Datascope Shareholder Litigation (Docket No. C-352-8, Superior Court of New Jersey, Chancery Division, Bergen County) and an amended class action complaint was filed in New Jersey state court on October 17, 2008.”
     “Subsequently, on October 28, 2008, the New Jersey state court entered an order in the consolidated action denying plaintiffs’ motion for a preliminary injunction to enjoin the close of the Offer until the Company disclosed additional information in the Schedule 14D-9 that plaintiffs asserted was material.”
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:
     “The initial period of the Offer expired at 12:00 midnight, New York City time, on October 28, 2008. On October 29, 2008, Parent issued a press release announcing that it has extended the Offer until 12:00 midnight, New York City time, on November 4, 2008, unless further extended in accordance with the terms of the Offer to Purchase. All other terms and conditions of the Offer remain unchanged. According to Parent’s press release, as of the close of business on October 28, 2008, approximately 12,937,042 shares of Common Stock, representing approximately 81.361% of the total outstanding shares of Common Stock, had been validly tendered and not withdrawn in the Offer. A copy of the press release issued by Parent is attached as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.”
Item 9. Exhibits.
Item 9 is hereby amended and supplemented by adding the following exhibit thereto:
(a)(5)(D)            Press Release issued by Parent, dated October 29, 2008

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Henry M. Scaramelli
	Name:	Henry M. Scaramelli
	Title:	Vice President, Finance and Chief Financial Officer

Dated: October 29, 2008